U.S. STERLING SECURITIES INC.

FINANCIAL STATEMENTS
AND
REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2023

U.S. STERLING SECURITIES INC.
FINANCIAL STATEMENTS

DECEMBER 31, 2023

TABLE OF CONTENTS



DePIETTOCPA
Accounting . Tax . Advisory

1981 Marcus Avenue, Suite C100
Lake Success, New York 11042
Phone: (516) 326-9200
Fax: (516) 326-1100
www.depiettocpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of U.S. Sterling Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of U.S. Sterling Securities Inc. as of December 31, 2023, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of U.S. Sterling Securities Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of U.S. Sterling Securities Inc.'s management. Our responsibility is to express an opinion on U.S. Sterling Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to U.S. Sterling Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4 have been subjected to audit procedures performed in conjunction with the audit of U.S. Sterling Securities Inc.'s financial statements. The supplemental information is the responsibility of U.S. Sterling Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

DePietto CPA P.C.

DePietto CPA PC
Lake Success, New York
February 27, 2024

We have served as U.S. Sterling Securities Inc.'s auditor since 2004.

U.S. STERLING SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2023

ASSETS

Current Assets:

Cash	$ 129,184
Receivable from clearing organization	56
Deposits with clearing organization	51,658
Security Deposits	18,355
	$ 199,253

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable and Accrued Expenses	$ 64,547
	64,547

Stockholders' Equity:

Common Stock, $1.00 par value, 100 shares authorized 10 shares issued and outstanding	10
Additional paid in capital	866,074
Retained Earnings	(731,378)
Total Stockholders' Equity	134,706
	$ 199,253

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2023

<u>Revenue:</u>

Trading Income	$ 191,862
Interest Income	1,365
Other Income	391
Total Revenue	193,618

<u>Expenses</u>

Professional Fees	$ 19,500
Commissions Paid	69,176
Administrative Fees	92,708
Clearing Charges	43,910
Occupancy	89,734
Regulatory Fees	8,529
Insurance	91,006
Other Expenses	
Total expenses	414,563
Net Income (Loss) from operations	$(220,945)

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2023

	Common Stock	Additional Paid in Capital	Retained Earnings	Equity
Balance - January 1, 2023	$ 10	$ 667,660	$ (510,433)	$157,237
Additional Paid in Capital		198,414		198,414
Net Income (Loss)	-		(220,945)	$ (220,945)
Balance – December 31, 2023	$ 10	$ 866,074	$ (731,378)	$134,706

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2023

Cash Flows from Operating Activities:

Net Income (Loss)	$(220,945)
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Receivable from clearing organization	20,256
Deposits with clearing organization	(855)
Accounts payable and accrued expenses	(16,850)
Net change in operating activities	$(218,394)

Cash from Financing activities:

Capital contribution	$ 198,414
Net cash provided by financing activities:	$ 198,414
Net increase(decrease) in cash	(19,980)
Cash at beginning of year	149,164
Cash at end of year	$ 129,184

Supplemental disclosure of cash flow information

Cash paid for:	
Interest	0
Taxes	0

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2023

NOTE 1: Nature of Business Organization

U.S. Sterling Securities Inc., (The Company) a wholly owned subsidiary of US Sterling Capital Corp. (The Parent) was incorporated in the State of New York on March 10, 1992 when it commenced domestic USA market operations. The company is a registered broker-dealer with current membership in the Financial Industry Regulatory Authority (FINRA) and is duly registered as a broker-dealer with participating NASAA State administrators in 44 States. The company is designated a registered Municipal Broker by the Municipal Securities Rulemaking Board (MSRB) and is a current member of the (Securities Investor Protection Corporation (SIPC). All the Company's executable trades are cleared through its clearing broker.

The company has permitted authority to conduct Investment Banking Services. The company may conduct institutional placements, corporate consulting, mergers and acquisition activities. The company has from time to time entered or maintained, selling agreements for non-executing securities transaction with federal or state registered or licensed institutions, or other permitted entities. The company is classified by its Designated Regulatory Authority (DRA) FINRA, as an Institutional non-clearing introducing broker-dealer.

NOTE 2: Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimate and assumptions that affect the reported amounts of assets and labilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. On December 31, 2023, the Company's cash did not exceed the limit. On December 31, 2023, the Company did not have any cash equivalents.

Receivables from Clearing Broker

Receivables from the company's clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker as follows:

Receivable from clearing broker	$ 56.00

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2023

NOTE 2: Summary of Significant Accounting Policies (cont.)

Receivables from brokers, dealers and clearing organizations primarily consist of cash deposits placed with clearing organizations, which includes cash deposited as initial margin, as well as receivables related to sales of securities which have traded but not yet settled including amounts receivable for securities failed to deliver. We evaluate "Receivables from brokers, dealers and clearing organizations" to estimate an allowance for credit losses. However, these receivables generally have minimal credit risk due to the low probability of clearing organization default and the short-term nature of receivables related to securities settlements and therefore, the allowance for credit losses on such receivables is not significant. Any allowance for credit losses for these receivables is estimated using assumptions based on historical experience, current facts and other factors. We update these estimates through periodic evaluations against actual trends experienced.

Revenue and Expense Recognition

Effective January 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606".) The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to identify the contract(s) with (a) customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Significant Judgements – The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events.

The Company earns commission revenue from effecting trades in U.S. equity that are listed on an exchange, or debt securities as may be offered federal or state institutions which are large qualified corporate issuers. Commissions and related clearing expenses are recorded on a trade date basis. In addition, the company conducts limited Investment Banking (IB) and earns placement and consulting fees in market operations to institutions seeking corporate finance, business consulting services and mergers and acquisition services; revenue is recognized on these transactions upon funding.

Income Taxes

The company is included in the consolidate Income Tax return of its affiliated parent US Sterling Capital Corp in the US Federal Jurisdiction and various consolidated states.

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, Income Taxes, ("ASC 740"). Deferred assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2023

NOTE 2: Summary of Significant Accounting Policies (cont.)

enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized income in the period that includes the enactment date. To the extent that

it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company was not required to recognize any amounts from uncertain tax positions.

Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the years 2021 through 2023 are subject to examination by tax authorities.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

Allowance for Credit Losses

Effective January 1, 2023 the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impartment model for certain financial assets measured as amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the over the entire financial life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based upon on the Company's expectation of financial instruments carried at amortized cost utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowances for credit losses. The Company's expectations are that the credit risk associated with receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2023.

The company's receivables from broker-dealers and clearing organization includes amounts from unsettled trades, as it applies to institutional purchases and sales inclusive of receivables for securities failed to deliver, accrued interest receivables and cash deposits.

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2023

NOTE 2: Summary of Significant Accounting Policies (cont.)

The Company's trades and contracts are cleared through its clearing organization and settled daily. Commissions earned, are offset by nonrecurring and recurring expenses as due amounts, reconciled daily between the clearing organization and the Company. Because of daily settlement and settlement under uniform practice, the amount of unsettled credit exposures is limited to the a mount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

NOTE 3: Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured.

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

On December 31, 2023, the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with no inventory issues of short and intermediate term maturities and/or defined settlement amounts in the normal course of trade. The carrying amounts of cash and other assets and liabilities with stipulated earned defined settlement amounts are reported at their contractual amounts, which approximates fair value acceptable as an industry standard.

NOTE 4: Deposit with Clearing Firm

The Company maintains cash deposited with its clearing broker pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on December 10, 1998 with additional amendments added through August 28, 2007, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. On December 31, 2023, the Company had $51,658 deposited with Hilltop Securities. The deposit does not represent an ownership interest in Hilltop.

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2023

NOTE 5: Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with its clearing broker. The Company's clearing agreement provides that credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

The clearing broker records customer transactions on a settlement date basis. The clearing broker is therefore exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case it may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing broker is charged back to the Company

NOTE 6: Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. The Rule requires that the Company maintain "net capital" equal to the greater of $50,000 or 2/3% of "aggregate indebtedness", as those terms are defined in the Rule. On December 31, 2023, the Company had a net capital of $116,351 which was $66,351 in excess of its required net capital of $50,000. The Company's net capital ratio was %54.48. Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all the accounts of such customers and maintains and preserves such books and records.

NOTE 7: Related Party Transaction

The Company maintains an expense sharing agreement with U.S. Sterling Capital Corp., a related party, which provides professional and administrative staff, facilities and services necessary or appropriate for the conduct of the Company's business operations.

As of January 1, 2023 company has continuously applied ASC Section 470-50-40 Debt Modifications and Extinguishments, therein comports as an extinguishment transaction, between the related entity US Sterling Capital Corp. and the company as a capital transaction wherein debt forgiveness periodically is resolved as forgiven by related entity; applied periodically whenever daily Net Capital computation is materially reduced as a result of accrued expense sharing charges.

As of January 1, 2023 the company has continuously applied ASC Section 505-10-25 Equity Adjustments as a credit, resulting from transactions in the entity's own capital stock; resolved as related party debt forgiveness, which is accounted as capital contributions to the company in 2023 totaling $198,414.00.

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2023

NOTE 8: Leases

On January 1, 2023, the Company adopted ASU 2016-02 "Leases" ("Topic 842"). Under Topic 842, leases are required to recognize a right of use asset and related liability on the balance sheet for rights and obligations arising from leases with durations greater than 12 months. Adoption of Topic 842 did not have any impact on the Company's financial statements as the company does not have any agreements that meet the definition of a lease.

NOTE 9: Commitments, Contingencies and Guarantees

The company is required by federal law to be a member of the Securities Investors Protection Corporation ("SIPC"). The SIPC fund provides protection up to $500 thousand per client for securities and cash held in client accounts, including a limitation of $250 thousand on claims for cash balances. Account protection applies when a SIPC member fails financially and is unable to meet its obligations to clients. This coverage does not protect against market fluctuations.

As of December 31, 2023, the Company had no commitments or contingencies that required disclosure.

NOTE 10: Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2023 through the date of these financial statements on February 27, 2023. During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.

SUPPLEMENTARY INFORMATION

U.S. STERLING SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT
TO
SEC RULE 15c3-1
December 31, 2023

Computation of Net Capital:

1.	Total Ownership Equity	$ 134,706
2.	Deductions and/or charges Non-allowable assets:	
	Security deposit	18,355
	Total non-allowable assets	18,355
3.	Tentative net capital	116,351
4.	Less: Haircuts	0
5.	Net Capital	$ 116,351

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - (6 2/3% Aggregate Indebtedness)	4,303
2.	Minimum Dollar Net Capital	50,000
3.	Net Capital Requirement	50,000
4.	Net Capital	116,351
5.	Excess Net Capital	$ 66,351
6.	Ratio: Aggregate indebtedness to net capital	.5548 to 1

Computation of Aggregate Indebtedness

7.	Total Liabilities	$ 64,547
8.	Non-Aggregate Indebtedness Liabilities	-
		$ 64,547

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET
CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)

For the Period Ended December 31, 2023

	Orig. Filing X-17A-5 USSI FINOP	Per Cert. Financial Report	Recon. in Filing vs. Financial
NET CAPITAL			
Equity	$ 134,706	$ 134,706	$ 0
Deductions and /or charges			
Non-allowable assets:			
Other assets	18,355	18,355	$ 0
Total non-allowable assets	18,355	18,355	$ 0
Tentative Net Capital	116,351	116,351	
Haircuts	0	0	$ 0
Net Capital (15c3-1)	$ 116,351	$ 116,351	$ 0
AGGREGATE INDEBTEDNESS			
Items included in statement of financial condition:			
Accounts payable	$ 64,547	$ 64,547	$ 0
Total indebtedness	$ 64,547	$ 64,547	$ 0
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital requirement or greater of 100,000 Minimum net capital 15c3-1	$ 50,000	$ 50,000	$ 0
Excess net capital	$ 66,351	$ 66,351	$ 0
Net capital less greater of 10% of minimum total Indebtedness or 120% of minimum net capital requirement	$ 56,351	$ 56,351	$ 0
Ratio: Aggregate indebtedness to net capital	55.48%	55.48%	$ 0

Non-material difference due to rounding

There are no material differences between the computation of Net Capital presented above and the computation of Net Capital in the company's unaudited for X17-a-5, Part IIA filing as of December 31,2023.

"See Accompanying Notes and Independent Auditor's Report"



1981 Marcus Avenue, Suite C100
Lake Success, New York 11042
Phone: (516) 326-9200
Fax: (516) 326-1100
www.depiettocpas.com

Accounting . Tax . Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of U.S. Sterling Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) U.S. Sterling Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U.S. Sterling Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (exemption provision) and (2) U.S. Sterling Securities Inc. stated that U.S. Sterling Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Sterling Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Sterling Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DePietto CPA P.C.

DePietto CPA PC
Lake Success, New York
February 27, 2024

We have served as U.S. Sterling Securities Inc.'s auditor since 2004.

A Professional Corporation _____ www.depiettocpas.com

U.S. Sterling Securities, Inc.
2023 Exemption Report Notice Pursuant to 15c3-3

Mr. Herbert Orr, CEO
U.S. Sterling Securities, Inc.

U.S. Sterling Securities, Inc., the firm, is a duly registered broker-dealer. To the best of its knowledge and belief, has as met, affirms and attests to the following information, declaration and statements, pursuant to the annual report herein incorporated by reference, as true, accurate and factual, which is the status of the firm at all times during most recent fiscal year ending December 31, 2023: (1) that the firm maintained at all times the exemption provisions in paragraph k2(ii) Specifically the mechanism of the exemptive provision, the functional application of the regulation as applied in the this report to the operation of U.S. Sterling Securities is a non-carrying broker-dealer who is claiming an exemption from Rule 15c3-3 and therefore is required to file (i) an Exemption Report asserting that it is exempt from the provisions of Rule 15c3-3 because it meets one or more of the conditions with respect to its business activities under Rule 15c3-3(k) and (ii). Specifically, the firm has relied upon (the following is the firms attesting statement that identifies the provisions in paragraph (k) of SEC Rule 15c3 –3, under which the report, firm relied):

The firm is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with its clearing broker and the firm promptly transmits all customer funds and securities to the clearing broker or dealer who carries all of the accounts of the firms customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of applicable sections of 15c3, as are customarily made and kept by a clearing broker or dealer, of Rule 15c3-3 throughout the most recent fiscal year ending December 31, 2023 without any exception, actual or apparent; there are no exceptions noted for the firm for fiscal year December 31, 2023.

The firm further attests and represents in this exemption report it has met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2023 without exception; therefore, to the best of its knowledge it has not identified any exception during the during frame of this report.

Attested:
U.S. Sterling Securities, Inc

I Herbert A Orr, CCO confirm firm that, to my best knowledge and belief, this Compliance Report is true and correct.

BY: [signature] **Date** 12/31/23
Chief Compliance Officer

1981 Marcus Avenue, Suite C100
Lake Success, New York 11042
Phone: (516) 326-9200
Fax: (516) 326-1100

Accounting . Tax . Advisory   www.depiettocpas.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES**

To the Board of Directors and Shareholders
of U.S. Sterling Securities Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of U.S. Sterling Securities Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no material differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no material differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



1981 Marcus Avenue, Suite C100
Lake Success, New York 11042
Phone: (516) 326-9200
Fax: (516) 326-1100
www.depiettocpas.com

Accounting . Tax . Advisory

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DePietto CPA P.C.

DePietto CPA PC
Lake Success, New York
February 27, 2024

We have served as U.S. Sterling Securities Inc.'s auditor since 2004.

SIPC-7A
37 REV 0722

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended ___12/31/2023___

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME
US STERLING SECURITIES INC

SEC No.
8-47052

For the fiscal period beginning ___1/1/2023___ and ending ___12/31/2023___

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1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 193,618.00

2 Additions:

a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

b Net loss from principal transactions in securities in trading accounts.

c Net loss from principal transactions in commodities in trading accounts.

d Interest and dividend expense deducted in determining item 1.

e Net loss from management of or participation in the underwriting or distribution of securities.

f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

g Net loss from securities in investment accounts.

h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3 Add lines 1 and 2h $ 193,618.00

4 Deductions:

a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

b Revenues from commodity transactions.

c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. $ 43,910.00

d Reimbursements for postage in connection with proxy solicitations.

e Net gain from securities in investment accounts.

f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. $ 191,862.00

g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

h Other revenue not related either directly or indirectly to the securities business.

Deductions in excess of $100,000 require documentation

5 a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income

b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

c Enter the greater of line 5a or 5b $ 0.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. $ 235,772.00

7 Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. $ 0.00

Page 1

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

8		Multiply line 7 by .0015. This is your **General Assessment.**			$ 0.00
9		Current overpayment/credit balance, if any			$ 14.00
10		General assessment from last filed 2023 SIPC-7 or 7A		$ 0.00	
11	a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
	b	Overpayment(s) applied on all 2023 SIPC-7 and 7A(s)	$ 0.00		
	c	Any other overpayments applied	$ 0.00		
	d	All payments applied for 2023 SIPC-6 and 6A(s)	$ 0.00		
	e	All payments applied for 2023 SIPC-7 and 7A(s)	$ 0.00		
	f	Add lines 11a through 11e		$ 0.00	
12		**LESSER** of line 10 or 11f.			$ 0.00
13	a	Amount from line 8		$ 0.00	
	b	Amount from line 9		$ 14.00	
	c	Amount from line 12		$ 0.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			($ 14.00)
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC.** Add lines 13d and 14.			$ 0.00
16		Overpayment/credit carried forward (if applicable)			($ 14.00)

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-47052	DEA: FINRA	2023	Dec

MEMBER NAME US STERLING SECURITIES INC
MAILING ADDRESS 1393 VETERANS MEMORIAL HWY
UNIT 412N
HAUPPAUGE, NY 11788

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

US STERLING SECURITIES INC	GEORGE GOLDMAN
(Name of SIPC Member)	(Authorized Signatory)
2/27/2024	ggoldman@ussterlingsec.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.